Exhibit 99.2

Press Release

June 7, 2016

Ardmore Shipping Announces Agreement to Acquire

Six Eco-Design MR Product/Chemical Tankers

HAMILTON, Bermuda - Ardmore Shipping Corporation (NYSE: ASC) (“Ardmore” or the “Company”) today announced that it has reached agreement to acquire six modern, Eco-Design MR product/chemical tankers for an aggregate purchase price of $172.5 million. The vessels, which have an average age of 2.4 years, are scheduled to be delivered to Ardmore on a charter-free basis between September and October 2016. The acquisition will expand Ardmore’s fleet to 28 vessels, or by approximately 32% on a tonnage basis, and is expected to be accretive to earnings and to net asset value. Ardmore intends to fund the acquisition with the net proceeds from a public offering of common shares and a new credit facility with an existing lender.

About Ardmore Shipping Corporation

Ardmore owns and operates a fleet of mid-size product and chemical tankers ranging from 25,000 to 50,000 deadweight tonnes. The Company provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of tankers.

Ardmore’s core strategy centers around operating a modern, high-quality fleet of product and chemical tankers, building key long-term commercial relationships, and maintaining its cost advantage in assets, operations and overhead, while creating significant synergies and economies of scale as the Company grows. Ardmore provides its services to customers through voyage charters, commercial pools and time charters and enjoys close working relationships with key commercial and technical management partners.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements, including statements about Ardmore’s proposed acquisition of six tankers and the expected benefits and financing thereof. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different. These risks and uncertainties include, among others, failure to close the proposed vessel acquisition and those discussed in Ardmore’s public filings with the U.S. Securities and Exchange Commission. Ardmore undertakes no obligation to revise or update any forward-looking statements unless required to do so under the securities laws.

Investor Relations Enquiries:

The IGB Group

Mr. Leon Berman

Tel: 212-477-8438

Fax: 212-477-8636

Email: lberman@igbir.com

Or

Mr. Bryan Degnan

The IGB Group

Tel: 646-673-9701

Email: bdegnan@igbir.com